CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023

(Expressed in U.S. dollars - audited)

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Management's Report

Management's Responsibility for Financial Statements

The consolidated financial statements and the notes thereto have been prepared in accordance with International Financial Reporting Standards and are the responsibility of the management of Loncor Gold Inc. (the "Company"). The financial information presented elsewhere in the Management's Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgments of management.

In order to discharge management's responsibility for the integrity of the consolidated financial statements, the Company maintains a system of internal controls. These controls are designed to provide reasonable assurance that the Company's assets are safeguarded, transactions are executed and recorded in accordance with management's authorization, proper records are maintained and relevant and reliable information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management's performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review reporting issues.

The consolidated financial statements for the year ended December 31, 2023 and 2022 have been audited by Kreston GTA LLP, Chartered Professional Accountants and Licensed Public Accountants, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

(Signed) "John Barker"	(Signed) "Donat K. Madilo"
______________________________	______________________________
John Barker	Donat K. Madilo
Chief Executive Officer	Chief Financial Officer

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Loncor Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Loncor Gold Inc. (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2023, 2022, and 2021, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and its financial performance and its cash flows for the years in the three-year period ended December 31, 2023, 2022, and 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

We draw attention to Note 2 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

knowing you.	8953-8965 Woodbine Avenue	An independent member of the
	Markham, Ontario, L3R 0J9	Kreston Global network

66 Wellington Street
Aurora, Ontario, L4G 1H8
Kreston GTA LLP is a partnership registered in Ontario, Canada.
krestongta.com

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Basis for Opinion (continued)

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of exploration and evaluation assets

Critical Audit Matter Description

The carrying value of the Company's exploration and evaluation assets amounted to $20 million as at December 31, 2023. At each reporting period-end, management applies judgment in assessing whether there are any indicators of impairment relating to its exploration and evaluation assets. If there are indicators of impairment, the recoverable amount of the related exploration and evaluation asset is estimated in order to determine the extent of any impairment.

Indicators of impairment may include: (i) the period during which the Company has the right to explore in the specific area has expired during the year or will expire in the near future and is not expected to be renewed, (ii) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned, (iii) exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area; and (iv) sufficient data exists to indicate that the carrying amount of the resource property is unlikely to be recovered in full from successful development or by sale. In addition, by its activities in exploration, development and production of mineral assets, the Company is exposed to the risk associated with the unpredictable nature of the financial markets as well as political risk associated with conducting operations in an emerging market. A variety of factors, including concerns surrounding unrest and conflict, could negatively impact recoverability of these assets.

Management's assessment concluded that indicators of impairment existed as at December 31, 2023 and accordingly recorded an impairment charge of $8.1 million relating to the Ngayu property and $10.6 million relating to the North Kivu property. No impairment indicators were identified by management relating to the Imbo property (refer to Note 9 to the consolidated financial statements).

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Critical Audit Matters (continued)

Impairment assessment of exploration and evaluation assets (continued)

Critical Audit Matter Description (continued)

We considered this a key audit matter due to (i) the significance of the exploration and evaluation assets balance and (ii) the management judgment in assessing the indicators of impairment related to its exploration and evaluation assets, which have resulted in a high degree of subjectivity in performing procedures related to the judgment applied by management.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included, amongst others, the following:

       Performed a walkthrough to understand the Company's process related to assessment of impairment and evaluating the design of related controls.

      Tested assumptions and facts in management's impairment indicators assessment for reasonableness, including the completeness of factors that could be considered as indicators of impairment.

       Obtained the board of directors' approval for the sale of Makapela property (within Ngayu area) and reviewed the sale agreement.

We have served as the Company's auditor since 2019.

Markham, Canada

April 1, 2024

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Loncor Gold Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. dollars)

	Notes	December 31, 2023	December 31, 2022
		$	$
Assets
Current Assets
Cash and cash equivalents		639,680	182,175
Advances receivable and prepaid expenses	5	408,729	360,176
Due from related parties	6	532,598	587,722
Exploration and evaluation asset held for sale	7	10,000,000	-
Total Current Assets		11,581,007	1,130,073

Non-Current Assets
Property, plant and equipment	8	1,221,912	1,109,920
Exploration and evaluation assets	9	11,562,701	40,648,721
Total Non-Current Assets		12,784,613	41,758,641

Total Assets		24,365,620	42,888,714

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	11	366,946	494,591
Accrued liabilities		417,176	682,720
Due to related parties	6	3,824	10,933
Employee retention allowance	18	177,284	173,110
Lease obligation	15	79,989	-
Loans	12	150,202	308,899
Advances received on asset held for sale	7	1,500,000	-
Current Liabilities		2,695,421	1,670,253

Non-Current Liabilities
Lease obligation	15	102,683	-
Loans	12	-	26,759
Total Liabilities		2,798,104	1,697,012

Shareholders' Equity
Share capital	13	100,184,783	98,916,239
Reserves		12,511,661	12,137,446
Deficit		(91,128,928)	(69,861,983)
Total Shareholders' Equity		21,567,516	41,191,702
Total Liabilities and Shareholders' Equity		24,365,620	42,888,714

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	13b	153,144,174	147,744,174

Working Capital		8,885,585.71	(540,180.00)

Approved and authorized for issue by the Board of Directors on April 1, 2024.

Signed on behalf of the Board of Directors by:

/s/ William R. Wilson	/s/ Arnold T. Kondrat

William R. Wilson	Arnold T. Kondrat
Director	Director

Going concern (Note 2b)

Subsequent events (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

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Loncor Gold Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollars)

		For the years ended
	Notes	December 31, 2023	December 31, 2022	December 31, 2021
		$	$	$
Expenses
Consulting, management and professional fees		587,243	1,131,874	887,058
Employee benefits		934,717	930,463	1,097,977
Office and sundry		161,693	190,962	232,011
Share-based payments	14	27,413	377,402	782,815
Travel and promotion		223,059	206,184	277,448
Depreciation	8, 15	69,644	151,357	175,075
Interest and bank expenses		11,018	10,233	22,267
Interest on lease obligation	15	10,993	2,365	9,320
Write off of receivable	6	288,274	-	-
Impairment of exploration and evaluation assets	9	18,937,830	-	452,251
Foreign exchange loss (gain)		26,476	108,094	(44,084)
Loss before other items		(21,278,360)	(3,108,934)	(3,892,138)
Interest and other income	5	11,415	180,192	168,354
Loss and comprehensive loss for year		(21,266,945)	(2,928,742)	(3,723,784)

Loss per share, basic and diluted	13d	(0.14)	(0.02)	(0.02)

Weighted average number of shares - basic and diluted	13d	151,460,462	143,673,147	127,374,340

The accompanying notes are an integral part of these consolidated financial statements.

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Loncor Gold Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in U.S. dollars)

			Reserves	Deficit	Total shareholders'
	Common shares				equity

	Number of shares	Amount
Balance at January 1, 2021	112,224,174	$85,147,700	$8,940,059	$(63,209,457)	$30,878,302

Loss for the year	-	-	-	(3,723,784)	(3,723,784)
Common shares issued with warrants (Note 13b)	19,350,000	7,838,542	1,024,032	-	8,862,574
Issuance costs (Note 13b)	-	(422,780)	-	-	(422,780)
Warrants exercised (Note 13b)	2,400,000	1,692,211	(274,013)	-	1,418,198
Stock options exercised (Note 14)	1,125,000	224,839	(83,589)	-	141,250
Share-based payments (Note 14)	-	-	1,181,064	-	1,181,064
Balance at December 31, 2021	135,099,174	$94,480,512	$10,787,553	$(66,933,241)	$38,334,824

Loss for the year	-	-	-	(2,928,742)	(2,928,742)
Common shares issued with warrants (Note 13b)	12,400,000	4,393,194	695,575	-	5,088,769
Issuance costs (Note 13b)	-	(94,518)	(15,175)	-	(109,693)
Stock options exercised (Note 14)	245,000	137,051	(18,323)	-	118,728
Share-based payments (Note 14)	-	-	687,816	-	687,816
Balance at December 31, 2022	147,744,174	$98,916,239	$12,137,446	$(69,861,983)	$41,191,702

Loss for the year	-	-	-	(21,266,945)	(21,266,945)
Common shares issued with warrants (Note 13c)	5,400,000	1,293,315	314,466	-	1,607,781
Issuance costs (Note 13b)	-	(24,771)	(6,024)	-	(30,795)
Share-based payments (Note 14)	-	-	65,773	-	65,773
Balance at December 31, 2023	153,144,174	$100,184,783	$12,511,661	$(91,128,928)	$21,567,516

The accompanying notes are an integral part of these consolidated financial statements.

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Loncor Gold Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the year ended
	Notes	December 31, 2023	December 31, 2022	December 31, 2021
		$	$	$
Cash flows from operating activities
Loss for the year		(21,266,945)	(2,928,742)	(3,723,784)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		69,644	151,357	175,075
Share-based payments	14	65,773	687,816	1,172,152
Impairment of exploration and evaluation assets	9	18,937,830	-	452,251
Accretion expense on government loan	12	2,824	970	985
Interest on lease obligation	15	10,993	2,365	9,320
Other non-cash adjustments		-	-	(1,940)
Changes in non-cash working capital
Advances receivable and prepaid expenses		(48,553)	(14,983)	(108,526)
Due to/from related parties		(5,523)	(302,648)	(407,148)
Employee retention allowance	18	64,821	(11,841)	792
Accounts payable		(127,645)	(993,788)	772,927
Accrued liabilities		(265,544)	599,057	(137,971)
Net cash used in operating activities		(2,562,325)	(2,810,437)	(1,795,867)

Cash flows from investing activities
Acquisition of property, plant and equipment		-	(2,896)	(943,110)
Funds received from leasing agreement	9e	2,193,400	235,000	-
Funds received from sale of asset	7	1,500,000	-	-
Expenditures on exploration and evaluation assets	9	(1,980,037)	(2,600,943)	(7,072,338)
Net cash generated by (used in) investing activities		1,713,363	(2,368,839)	(8,015,448)

Cash flows from financing activities
Proceeds from share issuances, net of issuance costs		1,576,986	5,097,804	10,008,154
Loans (repaid) received	12	(188,280)	307,086	(11,534)
Principal repayment of lease obligation	15	(75,130)	(141,049)	(218,880)
Due to related parties		(7,109)	(56,544)	(68,895)
Net cash provided from financing activities		1,306,467	5,207,297	9,708,845

Net increase (decrease) in cash and cash equivalents during the year		457,505	28,021	(102,470)
Cash and cash equivalents, beginning of the year		182,175	154,154	256,624
Cash and cash equivalents, end of the year		639,680	182,175	154,154

Supplemental cash flow information (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

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Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

1. Corporate Information

Loncor Gold Inc. (the "Company" or "Loncor") is a corporation governed by the Ontario Business Corporations Act. In June 2021, the Company changed its name from Loncor Resources Inc. to Loncor Gold Inc. The principal business of the Company is the acquisition and exploration of mineral properties.

These consolidated financial statements as at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 include the accounts of the Company and of its 90% owned subsidiary in the Democratic Republic of the Congo (the "Congo"), Loncor Resources Congo SARL. Loncor Resources Congo SARL owns 100% of the common shares of Devon Resources SARL and 100% of Navarro Resources SARL.

In November 2023 Loncor Gold Inc. amalgamated with its wholly-owned Ontario subsidiary Loncor Kilo Inc. Loncor Gold Inc. now owns directly 84.68% of the outstanding shares of Adumbi Mining S.A. ("Adumbi"), a company registered in the Congo (Adumbi Mining S.A. changed its name from KGL-Somituri SARL in January 2020), and 100% of the shares of Kilo Isiro Atlantic Ltd (a British Virgin Islands company). Kilo Isiro Atlantic Ltd owns 100% of the shares of Isiro (Jersey) Limited which in turn owns 100% of the shares of KGL Isiro SARL in the Congo.

The Company is a publicly traded company whose outstanding common shares trade on the Toronto Stock Exchange, the OTCQX market in the United States and the Frankfurt Stock Exchange. The head office of the Company is located at 4120 Yonge Street, Suite 304 Toronto, Ontario, M2P 2B8, Canada.

2. Basis of Preparation

a) Statement of compliance

These consolidated financial statements as at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The accompanying financial information as at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 has been prepared in accordance with those IASB standards and IFRS Interpretations Committee ("IFRIC") interpretations issued and effective, or issued and early-adopted, at December 31, 2023.

The date the Company's Board of Directors approved these consolidated financial statements was March 26, 2024.

b) Going Concern

The Company incurred a net loss of $21,266,945 for the year ended December 31, 2023 (year ended December 31, 2022 - net loss of $2,928,742 and year ended December 31, 2021 - net loss of $3,723,784) and as at December 31, 2023 had working capital of $8,885,586 (December 31, 2022: a working capital deficit of $540,180).

The recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company's ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

In addition, if the Company raises additional funds by issuing equity securities, then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Any failure on its part to raise additional funds on terms favourable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of other available business opportunities.

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Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

In the event the Company is unable to identify recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company's assets and liabilities could be subject to material adjustment. These matters create material uncertainties that cast significant and substantial doubt upon the validity of the going concern assumption.

These consolidated financial statements do not include any additional adjustments to the recoverability and classification of certain recorded asset amounts, classification of certain liabilities and changes to the statements of loss and comprehensive loss that might be necessary if the Company was unable to continue as a going concern.

c) Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets and liabilities which are presented at fair value. These consolidated financial statements have also been prepared on an accrual basis, except for cash flow information.

3. Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently by all group entities and to all periods presented in these consolidated financial statements, unless otherwise indicated.

a) Basis of Consolidation

i. Subsidiaries

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as ability to offset these returns through the power to direct the relevant activities of the entity. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company's share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company's wholly-owned subsidiaries (see note 4).

ii. Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the

Company's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b) Use of Estimates and Judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgments in applying accounting policies and estimates that have the most significant effect on the amounts recognized in these consolidated financial statements is included in the following notes:

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Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

Estimates:

i. Impairment

Assets, including property, plant and equipment, and exploration and evaluation assets, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

ii. Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 14.

For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. The assumptions and models used for estimating fair value of warrant-based derivative financial instruments are disclosed in Note 13.

Judgments:

i. Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements. As at December 31, 2023 and 2022, the Company does not have any material asset retirement obligations related to its exploration and evaluation assets.

ii. Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects, government renegotiation, other legal claims, and non-compliance with regulatory, social and environmental requirements.

iii. Exploration and evaluation expenditure

The application of the Company's accounting policy for exploration and evaluation expenditure requires significant judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are key circumstances that would indicate a test for impairment is required, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of loss and comprehensive loss during the year the new information becomes available.

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Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

Significant judgements have been made with regards to the potential for indicators of impairment. This includes judgements related to the ability to carry out the desired exploration activities as a result of various permits currently being under force majeure due to the poor security situation at the North Kivu property and the need to allocate resources amongst different projects based on the availability of capital and funding.

iv. Functional and presentation currency

Judgment is required to determine the functional currency of the Company and its subsidiaries. These judgments are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances.

c) Foreign Currency Translation

i. Functional and presentation currency

These consolidated financial statements are presented in United States dollars ("$"), which is the Company's functional and presentation currency. The United States dollar was determined to be the functional currency of the Company's Congo subsidiaries. References to Cdn$ represent Canadian dollars.

ii. Foreign currency transactions

The functional currency for each of the Company's subsidiaries and any associates is the currency of the primary economic environment in which the entity operates. Transactions entered into by the Company's subsidiaries and any associates in a currency other than the currency of the primary economic environment in which they operate (their "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and amortization which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of loss and comprehensive loss. Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the statements of loss and comprehensive loss. Non-monetary assets and liabilities are translated using the historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

d) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held on call with financial institutions, and other short- term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts.

e) Financial assets and liabilities

Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as "financial assets at fair value", as either FVPL or FVOCI, and "financial assets at amortized cost", as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company's business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

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Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortized cost. The Company has classified advance receivable held for collection of contractual cash flows as financial assets measured at amortized cost.

Subsequent measurement - financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate ("EIR") method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement - financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expense in the consolidated statements of loss and comprehensive loss.

Subsequent measurement - financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the consolidated statements of loss and comprehensive loss. When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the consolidated statements of loss and comprehensive loss when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company's only financial assets subject to impairment are advances receivable and prepaid expenses, which are measured at amortized cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, advances receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company's financial liabilities include accounts payable, accrued liabilities, due to related parties, employee retention allowance, lease obligations, and loans, which are each measured at amortized cost. All financial liabilities are recognized initially at fair value and in the case of long-term debt, net of directly attributable transaction costs.

15 of 35

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

Subsequent measurement - financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the consolidated statements of loss and comprehensive loss.

f) Loss Per Share

Basic loss per share is computed by dividing the net loss applicable by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed by dividing the net loss by the sum of the weighted average number of common shares issued and outstanding during the reporting period and all additional common shares for the assumed exercise of options and warrants outstanding for the reporting period, if dilutive. When the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding options and share purchase warrants in the diluted loss per share calculation would be anti-dilutive.

g) Property, Plant and Equipment ("PPE")

i. Recognition and measurement

Items of PPE are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, directed labor and any other cost directly attributable to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company.

ii. Subsequent costs

The cost of replacing part of an item of PPE is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized and included in net loss. If the carrying amount of the replaced component is not known, it is estimated based on the cost of the new component less estimated depreciation. The costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statement of loss.

iii. Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed to determine whether a component has an estimated useful life that is different from that of the remainder of that asset, in which case that component is depreciated separately. Depreciation is recognized in profit or loss over the estimated useful lives of each item or component of an item of PPE as follows:

•	Furniture and fixtures	straight line over 4 Years
•	Office and communications equipment	straight line over 4 Years
•	Vehicles	straight line over 4 Years
•	Field camps and equipment	straight line over 4 Years
•	Right-of-use asset	straight line over the shorter of the estimated useful life of the asset or the lease term
•	Leasehold improvements	straight line over the lease term
•	Buildings	straight line over 25 Years

16 of 35

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

Depreciation methods, useful lives and residual values are reviewed annually and adjusted, if appropriate. Depreciation commences when an asset is available for use. Changes in estimates are accounted for prospectively.

h) Exploration and Evaluation Assets

All direct costs related to exploration and evaluation of mineral properties, net of incidental revenues and recoveries, are capitalized under exploration and evaluation assets. Exploration and evaluation expenditures include such costs as acquisition of rights to explore; sampling, trenching and surveying costs; costs related to topography, geology, geochemistry and geophysical studies; drilling costs and costs in relation to technical feasibility and commercial viability of extracting a mineral resource; and all on site general and administrative costs.

i) Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

On acquisition of a mineral property in the exploration stage, the Company estimates the fair value attributable to the exploration licenses acquired. The fair value of the exploration license is recorded as an intangible asset as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E. Intangible assets are subject to impairment testing annually or more frequently should events or changes in circumstances indicate that they might be impaired.

j) Impairment of Non-Financial Assets

The Company's PPE, exploration and evaluation assets, and intangible assets are assessed for indication of impairment at each consolidated statement of financial position date. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. When facts and circumstances suggest that the carrying amount exceeds the recoverable amount, an entity shall measure, present and disclose any resulting impairment in accordance with IAS 36 Impairment of Assets. Internal factors, such as budgets and forecasts, as well as external factors, such as expected future prices, costs and other market factors are also monitored to determine if indications of impairment exist. If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset's value in use. This is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or the Company's assets. If this is the case, the individual assets are grouped together into cash generating units ("CGU") for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the statements of loss and comprehensive loss so as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost to sell and value in use). Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. Estimated future cash flows are calculated using estimated future prices, any mineral reserves and resources and operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. During the year ended December 31, 2023, the Company recognized an impairment of exploration and evaluation assets for $18,937,830 (December 31, 2022 - $nil and 2021 - $452,251) to adjust the carrying value of the assets to their fair value, using a level 3 value in use methodology.

17 of 35

17 of 35

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

k) Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statement of loss and comprehensive loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity.

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute current income tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are only recognized to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilized.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

l) Share-Based Payments

Equity-settled share-based payments for directors, officers and employees are measured at fair value at the date of grant and recorded as compensation expense in the consolidated financial statements. The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period based on the Company's estimate of options that will eventually vest. The number of forfeitures likely to occur is estimated on grant date and is revised as deemed necessary.

Compensation expense on stock options granted to consultants is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a Black-Scholes valuation model. The expected life used in the model is adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

Any consideration paid by directors, officers, employees and consultants on exercise of equity-settled share-based payments is credited to share capital. Shares are issued from treasury upon the exercise of equity-settled share-based instruments.

m) Provisions and Contingencies

Provisions are recognized when a legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate. The increase in the provision due to passage of time is recognized as interest expense.

18 of 35

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

When a contingency substantiated by confirming events, can be reliably measured and is likely to result in an economic outflow, a liability is recognized as the best estimate required to settle the obligation. A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow. Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the consolidated financial statements.

n) Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are in the normal course of business and have commercial substance.

o) Decommissioning obligations

The Company recognizes an estimate of the liabilities associated with decommissioning obligations when it has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the obligation can be made. The estimated fair value of the decommissioning obligations is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is amortized over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to any earnings in the period. The decommissioning obligations are charged against the decommissioning obligations to the extent of the liability recorded. The Company has no material decommissioning obligations as at December 31, 2023 and 2022.

p) Business Combination

On the acquisition of a business, the Company uses the acquisition method of accounting, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Incremental costs related to acquisitions are expensed as incurred. When the cost of the acquisition exceeds the fair value of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of loss and comprehensive loss.

q) Derivative Financial Instruments

The Company reviews the terms of its equity instruments and other financing arrangements to determine whether or not there are embedded derivative instruments that are required to be accounted for separately as a derivative financial instrument. The derivative financial instrument is presumed to be classified as a derivative financial liability unless it meets all the criteria to recognize as equity instrument under IAS 32, Financial Instruments: Presentation. One of the criteria is that the conversion option exchanges a fixed amount of shares for a fixed amount of cash ("fixed for fixed"). For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to profit or loss. The Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. The classification of derivative instruments, including whether or not such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. If reclassification is required, the fair value of the derivative instrument, as of the determination date, is reclassified. Any previous charges or credits to income for changes in the fair value of the derivative instrument are not reversed.

19 of 35

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

r) Employee retention allowance

The Company previously had an incentive employee retention policy under which an amount equal to one month salary per year of service was accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company and/or a related company). To qualify for this retention allowance, an employee was required to complete two years of service with the Company and/or a related company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless other arrangements are made or unless there is a termination due to misconduct, in which case the retention allowance is forfeited. While the retention allowance policy was discontinued by the Company effective December 31, 2017, the retention allowance amounts accrued up to December 31, 2017 remain recorded as a liability in the Company's consolidated statement of financial position. There is uncertainty about the timing and amount of these potential retention allowance payments.

s) Right-of-use assets and lease obligation

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the initial amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes a lease liability measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The definition of the lessee's incremental borrowing rate states that the rate should represent what the lessee would have to pay to borrow over a similar security, the funds necessary to obtain an asset of similar value to the right-of-use in a similar economic environment. Significant judgement is required to estimate an incremental borrowing rate in the context of a right-to-use asset.

After the commencement date, the amount of the lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liability is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments or a change in the assessment to purchase the underlying asset.

The Company presents right-of-use assets in the property, plant and equipment line item on the consolidated statements of financial position and the lease liability in the lease obligation line item on the consolidated statements of financial position.

Short-term leases and leases of low value assets

The Company does not recognize right-of-use assets and lease liabilities for leases that have a lease term of 12 months or less and do not contain a purchase option or for leases related to low value assets. Lease payments on short-term leases and leases of low value assets are recognized as an expense in the consolidated statements of loss and comprehensive loss.

Sub-leases

The Company recognizes payments received from the sub-lease arrangements as lease income while retaining the right-of-use assets and the lease liability in its consolidated statements of financial position.

20 of 35

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

t) Government Grants

Government loan programs often include conditions that borrowers must meet throughout the term of the loan. Borrowers should recognize a government grant when there is reasonable assurance that they will meet the conditions attached to it and will receive the funds.

A borrower may receive a loan from the government that, if certain conditions are met, all or a portion of the loan will be forgiven. If there is reasonable assurance that the borrower will meet the terms for the forgiveness of the loan, the loan is treated as a government grant in accordance with IAS 20. Otherwise, the loan should be accounted for in accordance with IFRS 9.

In other programs, a borrower may receive a below-market interest rate loan from the government. A below-market interest loan is initially recognized at its fair value plus or minus any transaction costs in accordance with IFRS 9. The interest rate differential, measured as the difference between the initial carrying value of the loan and the proceeds received, is treated as a government grant and accounted for in accordance with IAS 20.

u) New Accounting Standards Not Yet Adopted

IAS 1 - Presentation of Financial Statements

On January 23, 2020, the IASB issued an amendment to IAS 1 Presentation of Financial Statements providing a more general approach to the classification of liabilities. The amendment clarifies that the classification of liabilities as current or noncurrent depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments further clarify that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments are effective for annual periods beginning on or after January 1, 2024 and are to be applied retrospectively, with early adoption permitted. The Company is assessing the financial impact of the amendment on its consolidated financial statements.

4. Subsidiaries

The following table lists the Company's direct and indirect subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Direct/Indirect	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	90%	Direct	Mineral Exploration
Devon Resources SARL	Democratic Republic of the Congo	90%	Indirect	Mineral Exploration
Navarro Resources SARL	Democratic Republic of the Congo	90%	Indirect	Mineral Exploration
Adumbi Mining S.A.	Democratic Republic of the Congo	84.68%	Indirect	Mineral Exploration
KGL Isiro Atlantic Ltd	British Virgin Islands	100%	Indirect	Mineral Exploration
Isiro (Jersey) Limited	Jersey	100%	Indirect	Mineral Exploration
KGL Isiro SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration

21 of 35

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

5. Advances receivable and prepaid expenses

	December 31,	December 31,
	2023	2022
Supplier prepayments and deposits	273,477	249,652
Loan to KGL and accrued interest	65,896	60,506
Other receivables and employee advances	43,939	23,629
Harmonized Sales Tax receivable	25,417	26,389
	$408,729	$360,176

In connection with the September 2019 acquisition of Loncor Kilo Inc. (see Note 1), the Company provided to KGL Resources Ltd. an unsecured loan in the principal amount of $49,146 (Cdn$65,000) bearing interest of 8% per annum and repayable on demand. For the year ended December 31, 2023, the interest accrued on the loan was $16,750 (December 31, 2022 - $12,516).

Other receivables and employee advances of $43,939, are non-interest bearing, unsecured and due on demand (December 31, 2022 - $23,629).

For the year ended December 31, 2023 the Company recorded $25,417 (December 31, 2022 - $26,389) of Harmonized Sales Tax receivable.

6. Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a) Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer ("CEO"), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2023, December 31, 2022 and December 31,

2021 was as follows:

	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Salaries and bonus	$869,250	$864,300	$938,542
Compensation expense and share-based payments	$46,092	$374,014	$724,035
	$915,342	$1,238,314	$1,662,577

b) Other Related Party Transactions

As at December 31, 2023, an amount of $3,824 relating to advances provided to the Company was due to Arnold Kondrat ("Mr. Kondrat"), the Executive Chairman and a director of the Company (December 31, 2022 - $10,933 related to salary and advances to the Company). Total amount paid to Mr. Kondrat for the year ended December 31, 2023 was $250,000 (2022 and 2021 - $250,000 and $500,000, respectively).

As at December 31, 2023, an amount of $247,462 was due from Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2022 - $393,183). During the year ended December 31, 2023 the Company forgave $288,274 (December 31, 2022 - $nil) of receivables owed by Gentor, previously recorded as common expenses.

22 of 35

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

As at December 31, 2023, an amount of $285,136 was due from KGL Resources Ltd. (a company with a common officer) related to common expenses (December 31, 2022 - $194,539). In addition an amount of $65,896 was due from KGL Resources Ltd. for an unsecured loan, bearing interest of 8% per annum and repayable on demand which is recorded in advance receivables and prepaid expenses.

The amounts included in due to or from related party are unsecured, non-interest bearing and are payable on demand.

7. Exploration and Evaluation Asset Held for Sale

In December 2023, the Company entered into an agreement with a third party for the sale of Loncor's Makapela property within the Ngayu project for a cash price of $10,000,000. As a result, the Ngayu project was reclassified to Exploration and Evaluation Asset Held for Sale as at December 31, 2023.

The Company received $1,500,000 as an advance payment towards the sale during the year and the balance totaling $8,500,000, will be settled upon completion of various milestones as defined in the agreement. As a result of this transaction and the relinquishment of all the remaining Ngayu properties, an impairment loss of $8,166,464 was recorded in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2023.

8. Property, Plant and Equipment

The Company's property, plant and equipment are summarized as follows:

	Furniture & fixtures	Office & Communication equipment	Vehicles	Land and Building	Field camps and equipment	Right-of-use asset	Leasehold improvements	Total
	$	$	$	$	$	$	$	$
Cost
Balance at January 1, 2022	151,786	29,422	11,708	343,528	1,037,342	687,957	84,906	2,346,649
Additions	-	2,896	-	31,039	-	-	-	33,935
Balance at December 31, 2022	151,786	32,318	11,708	374,567	1,037,342	687,957	84,906	2,380,584
Additions	-	-	-	-	-	246,809	-	246,809
Disposals	-	-	-	-	-	(687,957)	-	(687,957)
Balance at December 31, 2023	151,786	32,318	11,708	374,567	1,037,342	246,809	84,906	1,939,436

Accumulated Depreciation
Balance at January 1, 2022	145,206	26,722	11,708	26,861	236,263	545,549	84,906	1,077,215
Additions	6,580	3,247	-	14,455	26,759	142,408	-	193,449
Balance at December 31, 2022	151,786	29,969	11,708	41,316	263,022	687,957	84,906	1,270,664
Additions	-	1,086	-	16,975	48,198	68,558	-	134,817
Disposals	-	-	-	-	-	(687,957)	-	(687,957)
Balance at December 31, 2023	151,786	31,055	11,708	58,291	311,220	68,558	84,906	717,524

Book Value

Balance at January 1, 2022	6,580	2,700	-	316,667	801,079	142,408	-	1,269,434
Balance at December 31, 2022	-	2,349	-	333,251	774,320	-	-	1,109,920
Balance at December 31, 2023	-	1,263	-	316,276	726,122	178,251	-	1,221,912

During the year ended December 31, 2023, depreciation in the amount of $65,173 (year ended December 31, 2022 - $24,093, year ended December 31, 2021 - $28,445) was capitalized to exploration and evaluation assets.

23 of 35

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

9. Exploration and Evaluation Assets

	North Kivu	Ngayu	Imbo	Total
Cost
Balance as at January 1, 2022	$10,621,366	$17,707,547	$9,792,812	$38,121,725
Additions	-	190,820	2,421,176	2,611,996
Incidental revenues (Note 9e)	-	-	(235,000)	(235,000)
Balance as at December 31, 2022	$10,621,366	$17,898,367	$11,978,988	$40,498,721
Additions	-	268,097	1,777,113	2,045,210
Incidental revenues (Note 9e)	-	-	(2,193,400)	(2,193,400)
Impairment loss	(10,621,366)	(8,166,464)	-	(18,787,830)
Exploration and evaluation asset held for sale (note 7)	-	(10,000,000)	-	(10,000,000)
Balance as at December 31, 2023	$-	$-	$11,562,701	$11,562,701

The Company's exploration and evaluation assets are subject to renewal of the underlying permits and rights and government royalties.

a. North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of various exploration permits. All of these exploration permits are currently under force majeure due to the poor security situation, affecting the Company's ability to carry out the desired exploration activities. The duration of the event of force majeure is added to the time limit for execution of obligations under the permits. Exploration estimates to date have not advanced to the stage of being able to identify the quantity of possible resources available for potential mining. Under force majeure, the Company has no tax payment obligations and does not lose tenure of mining titles until force majeure is lifted. The Company is not able to estimate the time when exploration activities would be resumed. However, given that force majeure has been in effect various times before in the past at this location, the Company believes that the capitalized assets are recoverable (Note 3(b)(iii)) and that these are risks associated with operating in an emerging market. The Company seeks to manage its exposure to these risks wherever possible.

In December 2023, the Company conducted an impairment analysis whereby the carrying value of the North Kivu properties was fully written off by the amount of $10,621,366. Although the North Kivu permits are still under force majeure, among other relevant considerations under IFRS 6 Exploration and Evaluation of Mineral Resources, the significant delay and uncertainty relating to resumption of exploration and evaluation activities were the driving factors for the impairment recorded for the North Kivu project as at December 31, 2023.

b. Ngayu

The Ngayu project consists of various exploration permits and is found within the Tshopo Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project covers part of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaean craton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

For the year ended December 31, 2023, as a result of the sale of Makapela property within the Ngayu project for $10,000,000 and the relinquishment of all the remaining Ngayu project properties, the Company recorded an impairment loss of $8,166,464 in the consolidated statement of loss and comprehensive loss. (See Note 7).

24 of 35

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

c. Devon

The Devon properties consisted of three (3) exploration permits situated in the province of Haut-Uele in north eastern Congo. The Company has decided not to renew these exploration permits upon expiry in September 2023.

d. Navarro

The Navarro properties consisted of six (6) exploration permits situated in the provinces of Ituri and Haut-Uele in north eastern Congo. The Company has decided to renew one of these six permits upon expiry in April 2023.

e. Adumbi

The Adumbi (previously KGL-Somituri, see Note 4) properties consist of two (2) mining licenses valid until 2039 and which cover an area of 361 square kilometers within the Archaean Ngayu Greenstone Belt in the Ituri and Haut Uele provinces in north eastern Congo. The two mining licenses (Exploitation permits) are registered in the name of Adumbi, a company incorporated under the laws of the Congo in which the Company holds an 84.68% interest and the minority partners hold 15.32% (including 10% free carried interest owned by the government of the Congo). See Note 4.

Under an agreement signed in April 2010 with the minority partners of Adumbi, the Company finances all activities of Adumbi, until the filing of a bankable feasibility study, by way of loans which bear interest at the rate of 5% per annum. Within thirty days of the receipt of a bankable feasibility study, the minority partners may collectively elect to exchange their equity participation for either a 2% net smelter royalty, or a 1% net smelter royalty plus an amount equal to 2 Euros per ounce of proven mineral reserves.

The Company has a leasing agreement with Ding Sheng Services S.A.R.L. ("Ding Sheng") that permits Ding Sheng to mine the non-strategic alluvial potential to the south of Adumbi, with a focus on the gravels bordering the Imbo River. As consideration for the award of the lease, Loncor was entitled to a $250,000 non-refundable fee and a further 25% of future revenues generated by Ding Sheng. In 2022, an amount of $750,000 was received which included the $250,000 non-refundable fee and an advance of $500,000 to be applied against future revenues from Ding Sheng. During the year ended December 31, 2023, under the lease agreement, Loncor's attributable revenues from production were $2,193,400 (2022 - $nil) to which the $500,000 advance was applied from prior year.

f. Isiro

The Isiro properties consist of eleven (11) exploration permits registered in the name of KGL-Isiro SARL and covering an area of 1,884 square kilometers in the province of Haut Uele, in north eastern Congo. The Company owns 100% of the common shares of Kilo Isiro Atlantic Ltd. Kilo Isiro Atlantic Ltd owns 100% of the shares of Isiro (Jersey) Limited, which in turn owns 100% of the shares in KGL-Isiro SARL (a company registered in the Congo).

The KGL Isiro SARL permits were put under force majeure with effect from February 14, 2014 pending resolution of a court action involving these properties and their expiry is extended by the period of force majeure.

10. Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

25 of 35

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

December 31, 2023
			Exploration and
	Property, plant and	Exploration and	evaluation Asset Held
	equipment	evaluation	for Sale - Ngayu
Congo	$1,042,395	$11,562,701	$10,000,000
Canada	$179,517	-	-
	$1,221,912	$11,562,701	$10,000,000
December 31, 2022
	Property, plant and	Exploration and
	equipment	evaluation
Congo	$1,107,568	$40,648,721
Canada	$2,352	-	-
	$1,109,920	$40,648,721

11. Accounts Payable

The following table summarizes the Company's accounts payable:

	December 31, 2023	December 31, 2022
Exploration and evaluation expenditures	$124,803	$224,307
Non-exploration and evaluation expenditures	$242,143	$270,284
Total Accounts Payable	$366,946	$494,591

12. Loans

In August 2022, the Company received a loan from Equity Banque Commerciale du Congo SA in the amount of $300,000 repayable on demand. As at December 31, 2023, the balance of the principal amount of $119,958 (year ended December 31, 2022 - $300,000) was due to the bank. The loan is unsecured and bears interest rate of 18% per annum. During the year ended December 31, 2023, interest of $39,297 was accrued on the loan and was capitalized to exploration and evaluation assets (December 31, 2022 - $8,899).

In May 2020, the Company received a $29,352 (Cdn$40,000) line of credit ("CEBA LOC") with Toronto-Dominion Bank under the Canada Emergency Business Account ("CEBA") program funded by the Government of Canada. The CEBA LOC is non-interest bearing, can be repaid at any time without penalty.

On January 1, 2021, the outstanding balance of the CEBA LOC automatically converted to a 2-year interest free term loan ("CEBA Term Loan"). The CEBA Term Loan may be repaid at any time without notice or the payment of any penalty. If 75% of the CEBA Term Loan is repaid on or before January 18, 2024, the repayment of the remining 25% of such CEBA Term Loan shall be forgiven. The amount of the CEBA Term Loan outstanding on January 19, 2024 shall bear an interest rate of 5% per annum and shall be repayable in full by December 31, 2025.

The Company recorded the CEBA LOC upon initial recognition at its fair value of $24,146 (Cdn$32,906) using an effective interest rate of 3.45%. The difference of $5,206 (Cdn$7,094) between the fair value and the total amount of CEBA LOC received has been recorded as a fair value gain on loans advanced in the consolidated statement of loss and comprehensive loss. During the year ended December 31, 2023, interest of $2,783 (Cdn$3,756) has been accreted on the CEBA LOC and is included within "interest and bank expenses" in the consolidated statement of loss and comprehensive loss (years ended December 31, 2022 and 2021: $970 and $985, respectively).

As at December 31, 2023, the CEBA LOC is valued at $30,244 (Cdn$40,000) (December 31, 2022 - $26,759 (Cdn$34,992)).

26 of 35

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

13. Share Capital

a) Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All shares issued are fully paid.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

b) Issued share capital

The following table summarizes the Company's issued common shares:

	Number of shares	Amount $

Balance - December 31, 2020	112,224,174	85,147,700
February 2, 2021	1,930,000	753,183
February 3, 2021	6,070,000	2,374,281
February 12, 2021	3,500,000	1,376,725
March 8, 2021	1,050,000	173,012
costs of issuance		(941,195)
June 21, 2021	600,000	363,600
transfer from contributed surplus		66,083
July 19, 2021	1,401,426	768,808
July 22, 2021	125,000	69,624
July 23, 2021	6,323,574	3,519,954
costs of issuance		(480,970)
October 4, 2021	75,000	51,827
December 1, 2021	1,500,000	880,538
December 21, 2021	300,000	174,060
transfer from contributed surplus		206,765
costs of issuance		(23,481)

Balance - December 31, 2021	135,099,174	94,480,512

February 28, 2022	5,650,000	2,046,620
costs of issuance	-	(47,036)
March 10, 2022	75,000	51,045
June 8, 2022	700,000	243,348
June 10, 2022	6,050,000	2,103,225
costs of issuance	-	(47,482)
August 25, 2022	85,000	39,423
September 20, 2022	85,000	38,214
transfer from contributed surplus	-	8,369

Balance - December 31, 2022	147,744,174	98,916,239

April 4, 2023	400,000	97,074
April 5, 2023	1,535,000	366,151
April 14, 2023	95,000	24,387
May 5, 2023	3,370,000	805,703
costs of issuance	-	(24,771)

Balance - December 31, 2023	153,144,174	100,184,783

27 of 35

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

In February 2021, the Company completed, in two tranches, a private placement of a total of 11,500,000 units of the Company at a price of Cdn$0.50 per unit for gross proceeds of $4,504,188 (Cdn$5,750,000). Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 12 months following the closing date of the issuance of the units.

In March 2021, stock options to purchase a total of 1,050,000 common shares of the Company were exercised for gross proceeds of $99,527 (Cdn$126,000).

In June 2021, warrants to purchase 600,000 common shares of the Company were exercised for gross proceeds of $363,600 (Cdn$450,000).

In July 2021, the Company closed a non-brokered private placement of 7,850,000 units of the Company at a price of Cdn$0.70 per unit for gross proceeds of $4,358,386 (Cdn$5,495,000). Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.95 for a period of 12 months following the closing date of the issuance of the units.

In October 2021, stock options to purchase 75,000 common shares of the Company, were exercised for gross proceeds of $41,722 (Cdn$52,500).

In December 2021, warrants to purchase 1,800,000 common shares of the Company were exercised for gross proceeds of $1,054,598 (Cdn$1,350,000)

In February 2022, the Company completed a non-brokered private placement of 5,650,000 units of the Company at a price of Cdn$0.55 per unit for gross proceeds of $2,447,236 (Cdn$3,107,500) and issuance costs of $47,036 (Cdn$59,728). Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 24 months following the closing date of the issuance of the units.

In March 2022, stock options to purchase 75,000 common shares of the Company were exercised for gross proceeds of $51,045 (Cdn$65,216).

In June 2022, the Company completed a non-brokered private placement financing of 6,750,000 units of the Company at a price of Cdn$0.50 per unit for gross proceeds of $2,641,613 (Cdn$3,375,000) and issuance costs of $47,482 (Cdn$60,665). Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 24 months following the closing date of the issuance of the units.

In August 2022, stock options to purchase 85,000 common shares of the Company were exercised for gross proceeds of $39,423 (Cdn$56,498). In September 2022, stock options to purchase 85,000 common shares of the Company were exercised for gross proceeds of $38,214 (Cdn$56,498).

In May 2023, the Company completed a non-brokered private placement financing of 5,400,000 units of the Company at a price of Cdn$0.40 per unit for gross proceeds of $1,607,781 (Cdn$2,160,000) and issuance costs of $24,771 (Cdn$33,279). Each such unit consisted of one common share of the Company and one common share purchase warrant of the Company, with each such warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.60 for a period of 24 months following the closing date of the issuance of the units.

As of December 31, 2023, the Company had issued and outstanding 153,144,174 common shares (December 31, 2022 - 147,744,174).

c) Common share purchase warrants

The following table summarizes the Company's common share purchase warrants outstanding as at December 31, 2023:

28 of 35

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

Date of Grant	Opening Balance	Granted during period	Cancelled	Exercised	Expired	Closing Balance	Exercise Price (Cdn $)	Exercise period (months)	Expiry Date	Remaining contractual life (months)

2022-02-28	2,873,540	-	-	-	-	2,873,540	$0.75	24	2024-02-28	2
2022-06-08	350,000	-	-	-	-	350,000	$0.75	24	2024-06-08	5
2022-06-10	3,025,000	-	-	-	-	3,025,000	$0.75	24	2024-06-10	5
2023-04-04	-	400,000	-	-	-	400,000	$0.60	24	2025-04-04	15
2023-04-05	-	1,535,000	-	-	-	1,535,000	$0.60	24	2025-04-05	15
2023-04-14	-	95,000	-	-	-	95,000	$0.60	24	2025-04-14	16
2023-05-05	-	3,370,000	-	-	-	3,370,000	$0.60	24	2025-05-05	16

	6,248,540	5,400,000	-	-	-	11,648,540

As at December 31, 2023, the Company had 11,648,540 outstanding common share purchase warrants (December 31, 2022 - 6,248,540).

During the year ended December 31, 2023, the Company issued 5,400,000 common share purchase warrants in connection with the April and May 2023 private placement financings, with issuance costs of $6,024 (Cdn$8,093). No warrants expired unexercised.

During the year ended December 31, 2022 the Company issued 2,825,000 common share purchase warrants and 48,540 finder warrants in connection with the February 2022 private placement financing, with issuance costs of $9,205 (Cdn$11,689), and 3,375,000 common share purchase warrants in connection with the June 2022 private placement financing. In addition, 7,984,241 warrants expired unexercised.

The value of the warrants was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 01.45% - 3.70%, which is based on the Bank of Canada benchmark bonds yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii) Expected volatility: 55.23% - 75.03%, which is based on the Company's historical stock prices

(iii) Expected life: 2- year

(iv) Expected dividends: $Nil

d) Loss per share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2023 amounting to 151,460,462 (year ended December 31, 2022 - 143,673,147, December 31, 2021 - 127,374,340) common shares. Stock options and warrants were considered anti- dilutive and therefore were excluded from the calculation of diluted (loss) income per share.

14. Share-Based Payments

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the last closing price of the shares at the grant date.

Under this Stock Option Plan, unless otherwise determined by the board at the time of the granting of the options, 25% of the options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date. As per the determination of the board, (a) the stock options granted on June 24, 2019, December 6, 2019, January 14, 2020, March 15, 2021, September 3, 2021, September 29, 2021, March 14, 2022, June 14, 2022, May 29, 2023, July 7, 2023 and certain stock options granted on September 15, 2020 fully vested on the 4 month anniversary of the grant date, and (b) 50% of the stock granted on April 15, 2022 vested on the grant date and the remaining 50% of such stock options vested on the 5 month anniversary of the grant date, and (c) other stock options granted on September 15, 2020 and all of the stock options granted October 1, 2021 vested on the grant date.

29 of 35

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

 The following tables summarize information about stock options:

For the year ended December 31, 2022
		During the period					Weighted
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	average remaining contractual life (years)	Vested & Exercisable	Unvested
0-0.70	8,476,000	2,645,000	245,000	(45,000)	-	10,831,000	2.97	10,831,000	-
Weighted Average
Exercise Price	0.53	0.64	0.70			0.59		0.51

For the year ended December 31, 2023
		During the period					Weighted
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	average remaining contractual life (years)	Vested & Exercisable	Unvested
0-0.70	10,831,000	550,000	-		(25,000)	11,356,000	2.04	11,356,000	-
Weighted Average
Exercise Price	0.59	0.50			0.70	0.58		0.53

During the year ended December 31, 2023, the Company recognized in the statement of loss and comprehensive loss as share-based payments expense $27,413 (year ended December 31, 2022 - $377,402; year ended December 31, 2021 - $782,815) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company's Stock Option Plan.

During the year ended December 31, 2023, the Company recognized $38,359 representing the vesting of fair value at the date of grant of stock options previously granted to consultants, which was recorded under consulting, management and professional fees in the consolidated statements of loss and comprehensive loss (year ended December 31, 2022 - $224,329; year ended December 31, 2021 - $251,527). In addition, an amount of $nil for the year ended December 31, 2023 (year ended December 31, 2022 - $86,085; year ended December 31, 2021 - $138,308)

related to stock options issued to employees of the Company's subsidiary in the Congo was capitalized to exploration and evaluation asset.

The value of the options was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 0.26% - 4.45%, which is based on the Bank of Canada benchmark bonds yield 2 to 3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii) Expected volatility: 55.80% - 101.24%, which is based on the Company's historical stock prices

(iii) Expected life: 0.5 - 3 years

(iv) Expected dividends: $Nil

15. Lease obligations

The Company has a lease agreement for the head office location in Toronto, Canada with a monthly basic rent obligation of approximately $4,079 (Cdn $5,525) starting March 1, 2023 for a 3 year term.

On March 1, 2023, the Company recognized a right-of-use asset and a lease liability of $246,809 (Cdn $335,068) for its office lease agreement. The right-of-use asset is being amortized on a straight-line basis over the lease term. The lease payments are discounted using an interest rate of 5.89%, which is the Company's incremental borrowing rate. As at December 31, 2023, the undiscounted cash flows for this office lease agreement to February 28, 2026 were $182,672.

Changes in the lease obligation for the years ended December 31, 2023 and 2022 were as follows:

30 of 35

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

	December 31, 2023	December 31, 2022
Balance - beginning of the period	$246,809	$138,684
Liability settled	$(75,130)	$(141,049)
Liability revaluation	$-	$-
Interest expense	$10,993	$2,365
Balance - end of the period	$182,672	$-

Current portion	$79,989	$-
Long-term portion	$102,683	$-
Total lease obligation	$182,672	$-

For the year ended December 31, 2023, the Company recognized lease revenues of $nil in the consolidated statements of loss and comprehensive loss from its sub-lease arrangement with Gentor Resources Inc. (year ended December 31, 2022 - $50,767; year ended December 31, 2021 - $52,668). The Company has an exploration office lease in Congo, which can be cancelled with three months notices in advance without any penalty. For the year ended December 31, 2023, the lease expense in the amount of $20,400 (year ended December 31, 2022 - $20,400; year ended December 31, 2021 - $20,400) in relation to the Congo office, was capitalized to exploration and evaluation assets.

16. Financial risk management objectives and policies

a) Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable and prepaid expenses, amounts due to/from related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

• Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices);

• Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months.

b) Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it does not generally enter into such arrangements.

c) Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate item in the consolidated statement of loss and comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

31 of 35

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2023 and 2022. The table below provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at December 31, 2023 and 2022.

	December 31, 2023	December 31, 2022
	Canadian dollar	Canadian dollar
Cash and cash equivalents	56,876	18,867
Advances receivable and prepaids	420,120	373,964
Accounts payable and accrued liabilities	(653,175)	(601,665)
Due from related parties	714,283	810,109
Due to related parties	-	(16,729)
Employee retention allowance	(234,471)	(234,471)
Loans	(40,000)	(36,344)
Total foreign currency financial assets and liabilities	263,632	313,731
Foreign exchange closing rate	0.7561	0.7383
Total foreign currency financial assets and liabilities in US $	199,335	231,628
Impact of a 10% strengthening of the US $ on net loss	19,934	23,163

d) Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and advances receivable and prepaid expenses. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company's opinion that such credit risk is subject to normal industry risks and is considered minimal. The credit risk of advances receivable is, in management opinion, normal given ongoing relationships with those debtors.

The Company limits its exposure to credit risk on any investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of any investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

The carrying amount of financial assets represents the maximum credit exposure. The Company's gross credit exposure at December 31, 2023 and December 31, 2022 was as follows:

	December 31,	December 31,
	2023	2022
Cash and cash equivalents	$639,680	$182,175
Advances receivable and prepaid expenses	$408,729	$360,176
	$1,048,409	$542,351

32 of 35

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

e) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company's liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $366,946, accrued liabilities of $417,176, due to related parties of $3,824, employee retention allowance of $177,284, lease obligation of $79,989, short term loans of $150,202 are due within one year.

f) Mineral Property Risk

The Company's operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company's activities or may result in impairment in or loss of part or all of the Company's assets.

g) Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company's policy is to maintain sufficient capital base in order to meet its short term obligations and at the same time preserve investors' confidence required to sustain future development of the business.

	December 31,	December 31,
	2023	2022
Share capital	$100,184,783	$98,916,239
Reserves	$12,511,661	$12,137,446
Deficit	$(91,128,928)	$(69,861,983)
	$21,567,516	$41,191,702

The Company's capital management objectives, policies and processes have remained unchanged during the years ended December 31, 2023 and December 31, 2022.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the Toronto Stock Exchange ("TSX") which requires adequate working capital or financial resources such that, in the opinion of TSX, the listed issuer will be able to continue as a going concern. TSX will consider, among other things, the listed issuer's ability to meet its obligations as they come due, as well as its working capital position, quick asset position, total assets, capitalization, cash flow and earnings as well as accountants' or auditors' disclosures in the consolidated financial statements regarding the listed issuer's ability to continue as a going concern.

17. Supplemental cash flow information

During the periods indicated the Company undertook the following significant non-cash transactions:

	For the year ended
	Note	December 31, 2023	December 31, 2022	December 31, 2021

Depreciation included in exploration and evaluation assets	9	$65,173	$42,093	$28,445
Fees paid by common shares, stock options or warrants	13	38,359	231,095	278,866

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Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

18. Employee retention allowance

The following table summarizes information about changes to the Company's employee retention provision during the years ended December 31, 2023 and 2022.

$
Balance at December 31, 2021	184,951
Foreign exchange adjustment	(11,841)
Balance at December 31, 2022	173,110
Foreign exchange adjustment	4,174
Balance at December 31, 2023	177,284

19. Income taxes

a) Provision for Income Taxes

Major items causing the Company's effective tax rate to differ from the combined Canadian federal and provincial statutory rate of 26.5% (2022 and 2021 - 26.5%, respectively) were as follows:

	Years Ended December 31,
	2023	2022	2021

Net loss for the year	$(21,266,945)	$(2,928,742)	$(3,723,784)
Expected income tax recovery based on statutory rate	(5,636,000)	(776,000)	(987,000)
Adjustment to expected income tax benefit
Permanent differences	5,043,000	145,000	342,000
Other	1,000	(32,000)	2,000
Change in unrecognized deferred tax asset	592,000	663,000	643,000
Income tax provision (recovery)	$-	$-	$-

b) Deferred Income Taxes

Deferred income taxes assets have not been recognized in respect to the following deductible temporary differences:

	Years Ended December 31,
	2023	2022	2021

Non-capital losses carried forward	$23,074,000	$20,707,000	$18,340,000
Fixed assets - Canada	215,837	209,842	217,000
Other - Canada	453,000	383,000	256,000
Capital loss carry-forward - Canada	3,971,000	3,877,000	4,143,000
Lease - Canada	-	-	(28,000)
Exploration and evaluation properties - Congo	53,622,069	53,770,259	51,393,000
Total	$81,335,906	$78,947,101	$74,321,000

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Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

Non-capital losses in Canada expire in the following years:

2026	$261,000
2027	135,000
2028	196,000
2029	674,000
2030	1,520,000
2031	2,593,000
2032	2,187,000
2033	1,946,000
2034	870,000
2035	560,000
2036	612,000
2037	541,000
2038	675,000
2039	1,032,000
2040	2,449,000
2041	2,089,000
2042	2,367,000
2043	2,230,000
$22,937,000

19. Subsequent Events

In February 2024, a total of 1,700,000 stock options were issued by the Company to management, directors, employees, and consultants. Each such stock option entitles the holder to purchase one common share of the Company at an exercise price of Cdn$0.40. 1,300,000 of those stock options have a five year term, 300,000 have an 18 month term and 100,000 have a three year term.

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